Bank of America, N.A.

Form SBSE-A

Supplemental Filing Attachment:

Response to Schedule B, Section II

November 1, 2021

Bank of America, N.A. - Response to Question 17 of Form SBSE-A with respect to registration with a foreign financial regulatory authority

BANA – Foreign Regulators (including any branches in other jurisdictions) for purposes of Q17 of Form SBSE-A		
English Name of Foreign Financial Regulatory Authority	**Foreign Registration No. (if any)**	**English Name of Country**
Ministry of Development	6083/06/B/86/23	Greece
Australian Prudential Regulation Authority Australian Securities & Investment Commission	ARBN: 064 874 531	Australia
Bank of Thailand Securities and Exchange Commission		Thailand
China Banking Regulatory Commission People's Bank of China State Administration of Foreign Exchange		China
Office of the Superintendent of Financial Institutions	861143212 (CAN Revenue Agency #)	Canada
Deutsche Bundesbank	HRB 10311	Germany
Hong Kong Monetary Authority		Hong Kong
Bank Indonesia		Indonesia
Labuan Offshore Prudential Regulation Authority		Malaysia
Financial Conduct Authority Prudential Regulation Authority	FC002984 / BR001358	United Kingdom
Central Bank of the Philippines		Philippines
Financial Supervisory Service		Republic of Korea
Monetary Authority of Singapore	S63FC1518C	Singapore
Financial Supervisory Commission		Taiwan
Financial Services Agency	0100-03-010870	Japan
Reserve Bank of India National Stock Exchange of India Securities and Exchange Board of India		India
Bank of Italy		Italy